UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9F/A

(Amendment No. 1)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934 and
Rules 14d-1(b) and 14e-2(c) thereunder

PETAQUILLA MINERALS LTD.

(Name of Subject Company)

PETAQUILLA MINERALS LTD.

(Name of Person(s) Filing Statement)

Province of British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Common Shares without par value*
(Title of Class of Securities)

716013107
(CUSIP Number of Class of Securities)

Joao C. Manuel
Chief Executive Officer
Petaquilla Minerals Ltd.
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
Canada V6Z 1S4
(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person(s) filing statement)

With copies to:

Norbert Knutel

Blake, Cassels & Graydon LLP

199 Bay Street

Suite 4000, Commerce Court West

Toronto, ON M5L 1A9

(416) 863-2400

* Each Common Share includes a limited duration right to purchase a specified number of Common Shares calculated in accordance with the terms of the Shareholders Rights Plan

This Amendment No. 1 to Schedule 14D-9F (the “First Amended Schedule 14D-9F”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9F initially filed with the U.S. Securities and Exchange Commission on October 15, 2012 by Petaquilla Minerals Ltd. (the “Original Schedule 14D-9F”).

A Notice of Change (the “Notice of Change”) to the Directors’ Circular, dated October 15, 2012, of Petaquilla Minerals Ltd. (the “Directors’ Circular”), is being mailed to holders of Petaquilla Minerals Ltd.’s common shares.

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1. Home Jurisdiction Documents

Directors’ Circular, previously filed with the Original Schedule 14D-9F.

Notice of Change, dated October 29, 2012, of Petaquilla Minerals Ltd.

ITEM 2. Informational Legends

See “Notice to U.S. Shareholders” on the outside front cover of the Directors’ Circular.

See “Notice to U.S. Shareholders” on the outside front cover of the Notice of Change.

This document is important and requires your immediate attention.  If you are in doubt as to how to deal with the offer referred to herein, you should consult your investment dealer, broker, bank manager or other professional advisor.  Inquiries concerning the information in this document should be directed to CST Phoenix Advisors at 1-800-332-6309.

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR

RECOMMENDING

REJECTION

OF THE REVISED OFFER BY

INMET MINING CORPORATION

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES
(TOGETHER WITH ASSOCIATED RIGHTS)

OF

PETAQUILLA MINERALS LTD.

AT A PRICE OF (i) 0.0118 SHARES OF INMET MINING CORPORATION AND $0.001 IN CASH OR (ii) A CASH AMOUNT THAT IS GREATER THAN $0.001 BUT NOT MORE THAN $0.60, AND, IF SUCH ELECTED CASH AMOUNT IS LESS THAN $0.60, THAT NUMBER OF COMMON SHARES OF INMET MINING CORPORATION EQUAL TO THE EXCESS OF $0.60 OVER THE ELECTED AMOUNT, DIVIDED BY $50.82, PER COMMON SHARE

THE BOARD OF DIRECTORS OF PETAQUILLA MINERALS LTD. UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE REVISED OFFER BY INMET AND NOT TENDER YOUR PETAQUILLA COMMON SHARES

NO NEED FOR IMMEDIATE ACTION:

THERE IS NO NEED FOR PETAQUILLA SHAREHOLDERS TO DO ANYTHING IMMEDIATELY.
THE REVISED INMET OFFER IS CURRENTLY OPEN UNTIL 11:59 P.M. (VANCOUVER TIME)
ON NOVEMBER 5, 2012.

WE RECOMMEND YOU READ THE REASONS FOR REJECTION.

IF YOU HAVE ALREADY TENDERED YOUR PETAQUILLA COMMON SHARES INTO THE REVISED INMET OFFER, YOU SHOULD WITHDRAW THEM IMMEDIATELY.

This Notice of Change modifies the Directors’ Circular dated October 15, 2012 issued by the Board of Directors of Petaquilla Minerals Ltd. with respect to the offer made by Inmet Mining Corporation dated September 27, 2012. This Notice of Change should be read in conjunction with the Directors’ Circular dated October 15, 2012.

October 29, 2012

NOTICE TO U.S. SHAREHOLDERS

The Revised Offer is made for the securities of a foreign issuer and while the Revised Offer is subject to disclosure requirements of Canada, the country in which Petaquilla is incorporated, holders of common shares of Petaquilla should be aware that these requirements are different from those of the United States. The financial statements of Petaquilla, including any such statements included herein, are prepared in accordance with International Financial Reporting Standards and are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements of United States companies. The enforcement by Petaquilla Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Petaquilla is incorporated in Canada and that some or all of its officers and directors are residents of a foreign country.

NOTICE REGARDING INFORMATION

Certain information in this Notice of Change has been taken from or is based on documents that are expressly referred to in this Notice of Change. All summaries of, and references to, documents that are specified in this Notice of Change as having been filed, or that are contained in documents specified as having been filed, on the system for electronic document analysis and retrieval (“SEDAR”) are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, on SEDAR at www.sedar.com. Shareholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from Petaquilla at Suite 1230, 777 Hornby Street, Vancouver, British Columbia, Canada V6Z 1S4.

Information contained in this Notice of Change concerning Inmet and the Revised Offer is based solely upon, and the Board has relied, without independent verification, exclusively upon information contained in the Inmet take-over bid circular dated September 27, 2012 and the notice of variation to take-over bid circular dated October 25, 2012 (the “Notice of Variation”) provided to Petaquilla by Inmet, or that is otherwise publicly available. While the Board has no reason to believe that such information is inaccurate or incomplete, the Board does not assume any responsibility for the accuracy or completeness of the Inmet Circular or the Notice of Variation or any such information contained therein or for information that is otherwise publicly available. You are urged to read the Inmet Circular and the Notice of Variation carefully and in its entirety. The Inmet Circular and the Notice of Variation are available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this Notice of Change constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects”, “plans”, “estimates” or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “are projected to” be taken or achieved) are not statements of historical fact, but are forward-looking statements.

Forward-looking statements relate to, among other things, expectations respecting growth and revenue and operating expenses and cash management, the results of exploration, development and mining activities, future metal prices, project parameters, market conditions, the proposed Notes offering and spin-out of PDI, alternative transactions or the terms and conditions of any alternative transactions, expected production from and further potential of Petaquilla’s properties, the need for and ability of Petaquilla to raise additional capital, land title, the estimation of mineral reserves and mineral resources, the classification of deposits as gold or copper deposits, conclusions of economic evaluations, the realization of mineral resource estimates, the timing and amount of estimated future production, quality and marketability of mineral product, lives of mines, reclamation obligations, the costs of production, capital expenditures, mining or processing issues, currency exchange rates, government regulation of mining operations, the outcome of any regulatory or adjudicative process, environmental risks, risk relating to infrastructure, permitting and licenses, foreign operations, litigation, foreign mining tax regimes, insurance and uninsured risks, competition, adequacy of financial resources, dependence on key personnel, conflicts of interest and other risks related to mining.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

i

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Corporation contained or incorporated by reference in this Notice of Change, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as: assumptions relating to certain project developments; permitting, development, operations, expansion and acquisitions at the Molejón gold mine and the Botija Abajo, Palmilla, Oro del Norte and Lomero-Poyatos deposits being consistent with the Corporation’s current expectations; political developments in any jurisdiction in which the Corporation operates being consistent with its current expectations; certain price assumptions for gold and silver; prices for key supplies being approximately consistent with current levels; production and cost of sales forecasts meeting expectations; the accuracy of the Corporation’s current mineral reserve and mineral resource estimates; completion of the proposed Notes offering and PDI spin-out and the terms of such transactions; labour and materials costs increasing on a basis consistent with the Corporation’s current expectations; and the Revised Offer not being successful.

A variety of inherent risks, uncertainties and factors, many of which are beyond the Corporation’s control, affect the operations, performance and results of the Corporation and its business, and could cause actual events or results to differ materially from estimated or anticipated events or results expressed or implied by forward looking statements.

Some of these risks, uncertainties and factors include actions of Inmet; actions of the Shareholders in respect of the Revised Offer; the possible effect of the Revised Offer on Petaquilla’s business; fluctuations in the price of gold and silver; the need to recalculate estimates of resources based on actual production experience; the failure to achieve production estimates; variations in the grade of ore mined; variations in the cost of operations; the availability of qualified personnel; the Corporation’s ability to obtain and maintain all necessary regulatory approvals and licenses; the Corporation’s ability to use cyanide in its mining operations; risks generally associated with mineral exploration and development, including the Corporation’s ability to develop its deposits; the Corporation’s ability to acquire and develop mineral properties and to successfully integrate such acquisitions; the Corporation’s ability to obtain financing when required on terms that are acceptable to the Corporation; the Corporation’s ability to complete the Notes offering and PDI spin-out; challenges to the Corporation’s interests in its property and mineral rights; and current, pending and proposed legislative or regulatory developments or changes in political, social or economic conditions in the countries in which the Corporation operates; and general economic conditions worldwide.

Certain of these items and their possible impact are discussed more fully in the section titled “Risk Factors” in Petaquilla’s Annual Report on Form 20-F dated September 13, 2012, filed with the securities regulatory authorities and on SEDAR at www.sedar.com.

Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and, except as required by law, the Corporation does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Readers are cautioned not to put undue reliance on forward-looking statements.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

ii

NOTICE TO UNITED STATES SHAREHOLDERS

The Revised Offer is made for the securities of a foreign issuer and while the Revised Offer is subject to disclosure requirements of Canada, the country in which Petaquilla is incorporated, Petaquilla Shareholders should be aware that these requirements are different from those of the United States. The financial statements of Petaquilla, including any such statements included herein, are prepared in accordance with International Financial Reporting Standards and are subject to Canadian auditing and auditor independent standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by Petaquilla Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Petaquilla is incorporated in Canada, and that some or all of its officers and directors are residents of a foreign country.

Petaquilla Shareholders may not be able to sue Petaquilla or some of its officers or directors in a Canadian court for violations of United States or other non-Canadian securities laws. It may be difficult to compel Petaquilla and its affiliates to subject themselves to the jurisdiction of a court in the United States or other non-Canadian jurisdictions or to enforce a judgment obtained from a court in the United States or other non-Canadian jurisdictions. This Notice of Change, the Directors’ Circular and the Revised Offer have not been approved or disapproved by any United States or other securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence. Information concerning mineral deposits is prepared in accordance with Canadian disclosure requirements, which differ from the requirements of the U.S. Securities and Exchange Commission applicable to U.S. companies.

CURRENCY

In this Notice of Change, unless otherwise specified or the context otherwise requires, all references to “US$” are to U.S. dollars and all references to “$” and “CAD$” are to Canadian dollars. On October 26, 2012, the noon exchange rate, as reported by the Bank of Canada, was CAD$1.00 = US$1.0010.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation is a reporting issuer or equivalent in the provinces of British Columbia and Ontario and files its continuous disclosure documents with Canadian provincial securities authorities. Continuous disclosure documents are available on SEDAR at www.sedar.com.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

iii

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

PETAQUILLA MINERALS LTD.

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR

This Notice of Change relates to the directors’ circular dated October 15, 2012 (the “Directors’ Circular”) issued by the board of directors (the “Board”) of Petaquilla Minerals Ltd. (“Petaquilla” or the “Corporation”) in connection with the hostile offer (the “Original Offer”) made by Inmet Mining Corporation (“Inmet”), to purchase all of the issued and outstanding common shares (the “Common Shares”), together with associated rights (the “SRP Rights”) issued and outstanding from time to time under the Shareholder Rights Plan, of the Corporation not already owned by Inmet, upon the terms and subject to the conditions set forth in the Original Offer and Inmet Circular dated September 27, 2012.

As announced on October 24, 2012, the Original Offer has been varied by way of the Notice of Variation dated October 25, 2012 to (i) increase the consideration payable for each Common Share such that Shareholders may elect to receive 0.0118 of a common share of Inmet and $0.001 in cash or a cash amount that is greater than $0.001 but not more than $0.60, and, if such elected cash amount is less than $0.60, that number of common shares of Inmet equal to the excess of $0.60 over the elected cash amount, divided by $50.82, per Common Share (the “Revised Offer”); (ii) amend the conditions to the Original Offer; and (iii) extend the expiry time of the Original Offer. The Revised Offer provides for an expiry time of 11:59 p.m. (Vancouver time) on the expiry date of the Original Offer of November 5, 2012.

This Notice of Change supplements the Director’s Circular. Except as otherwise set forth in this Notice of Change, the information contained in the Director’s Circular continues to be applicable in all respects and this Notice of Change should be read in conjunction with the Director’s Circular. Capitalized terms used but not defined in this Notice of Change have the meanings given to them in the Director’s Circular.

RECENT DEVELOPMENTS

On October 17, 2012, Petaquilla announced its operating and financial results for the Molejón Project for the fiscal quarter ended August 31, 2012, which included revenue of US$25.9 million, an increase of 8% from the prior quarter, and gold equivalent production at 18,459 ounces, an increase of 2% from the prior quarter. In addition, Petaquilla had 112,266 gold ounces stockpiled as of August 31, 2012, an increase of 17% from the prior quarter. Petaquilla also confirmed its intention of proceeding with its previously announced offering of Notes.

On that same date, the Board met and received an update on the strategic review process, including an update from UBS and management on discussions with third parties regarding potential alternative transactions. In addition, the Board was updated on the ongoing marketing efforts related to the Notes offering, including the range of terms under discussion with prospective investors. The Board also was advised by management and the Corporation’s advisors as to input they had received from Shareholders regarding the Offer.

On October 18, 2012, Inmet filed an application to the British Columbia Securities Commission (the “Commission”) seeking, among other things, a cease trade order in respect of securities issued in connection with the Shareholder Rights Plan. The hearing is scheduled to take place on October 30, 2012.

On October 18, 2012, the National Authority of Land Administration (“ANATI”) of the Republic of Panama issued Resolution No. ADMG-026, denying certain requests by Minera Panama, S.A. (“MPSA”), a subsidiary of Inmet, relating to Petaquilla’s concession rights and ruling, among other things, that certain of the lands sought by MPSA are subject to the prior mineral concession rights of Petaquilla.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

On October 22, 2012, the Board convened a meeting to discuss the status of discussions with third parties evaluating potential transactions with the Corporation. UBS and management provided a detailed summary of discussions with one interested party which had undertaken due diligence including site visits in Panama, and the key terms surrounding a potential transaction with such party. The Board also received a further update regarding the marketing process for Notes and the range of possible pricing terms for the Notes.

On that same date, the National Directorate issued a ruling with respect to the Rio Belencillo concession that the opposition petition filed by MPSA was not presented within the appropriate time and was without merit. The ruling states that it is a final determination and not subject to appeal.

On October 24, 2012, Petaquilla received an indicative term sheet from the interested party referred to above outlining a potential transaction with the Corporation.  Based on the proposed transaction outlined in such term sheet, Petaquilla, with the assistance of UBS, determined to continue negotiations and pursue a transaction that would be superior for Petaquilla and Shareholders from that proposed by Inmet.

On that same date, Inmet announced a change to the Original Offer, and subsequently filed on SEDAR the Notice of Variation to Shareholders in respect of the terms of the Revised Offer.

On October 25, 2012, the Board met to discuss Inmet’s announcement of the Revised Offer and the Corporation’s continuing review of strategic alternatives. In addition, the Board also was advised by management and the Corporation’s advisors as to further input they had received from Shareholders regarding the Offer.

On October 26, 2012, Inmet filed and mailed the Notice of Variation in which it disclosed the terms of the Revised Offer. In the Notice of Variation, Inmet publicly acknowledged the recent rejections of its various applications in respect of land rights held by Petaquilla made to the National Directorate and ANATI and disclosed that is has filed various motions seeking to overturn these rulings, including a constitutional challenge with the Supreme Court of Panama. While Inmet stated its view that MPSA has all necessary rights to develop the Cobre Panama project, the Corporation continues to believe that Inmet will not be able to locate the tailings facility and southwest waste rock storage facility for its Cobre Panama project in the proposed locations without Petaquilla’s agreement. The Corporation believes that the recent decisions by various Panamanian governmental authorities and Inmet’s actions to have such decisions reversed are inconsistent with Inmet’s assertion in its October 16, 2012 press release that “MPSA has obtained all required permits and land usage rights for its construction activities both at the mine and the port site” and with Inmet’s assertion in the Notice of Variation that “the outcome of the Offer is not material to the development of the Cobre Panama project, and Inmet is therefore prepared to let the Offer expire”.

On October 26, 2012, at a meeting of the Board, UBS delivered its oral opinion, subsequently confirmed in writing to the Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the consideration offered to Petaquilla Shareholders pursuant to the Revised Offer, was inadequate, from a financial point of view, to Petaquilla Shareholders other than Inmet and its affiliates. The Board then proceeded to review the considerations underlying a decision to accept or reject the Revised Offer, including the Updated UBS Opinion. At such meeting, the Board unanimously determined to reject the Revised Offer and recommend to Shareholders that they not tender their Common Shares into the Revised Offer. The Board also determined to continue its discussions with third parties in connection with Petaquilla’s process of evaluating its strategic alternatives for enhancing the Corporation’s value for Shareholders and other stakeholders.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

RECOMMENDATION BY THE BOARD OF DIRECTORS

After due consideration of various factors, including those described below, the Board unanimously recommends that the Revised Offer be REJECTED and that Petaquilla Shareholders NOT TENDER their Common Shares into the Revised Offer.

If you have already tendered your Common Shares into the Revised Offer, you should withdraw them immediately.

REASONS FOR REJECTING THE REVISED OFFER

The recommendation of the Board to Shareholders to REJECT the Revised Offer and NOT TENDER their Common Shares into the Revised Offer is based on the reasons provided in the Directors’ Circular, which are summarized briefly below:

•                  the Revised Offer continues to not reflect Petaquilla’s current value;

•                  the Revised Offer continues to not reflect the value of Petaquilla’s substantial growth prospects;

•                  the timing of Inmet’s Original Offer was opportunistic, and the timing of the Revised Offer remains opportunistic, with the Revised Offer price representing a significant discount to the 52-week high of the Common Shares and a minimal premium to the recent trading price of Common Shares;

•                  the Revised Offer does not reflect the true value of Petaquilla to Inmet and its shareholders as, regardless of Inmet’s recent assertions to the contrary in the face of a series of clear rulings in Petaquilla’s favour by Panamanian governmental authorities, Petaquilla continues to believe that Inmet will not be able to locate the tailings facility and southwest waste rock storage facility for its Cobre Panama project in the proposed locations without Petaquilla’s agreement;

•                  Inmet’s plans for Petaquilla may not benefit all Petaquilla Shareholders;

•                  the Revised Offer remains highly conditional;

•                  the Revised Offer is coercive to Petaquilla and its Shareholders and is an attempt to expropriate Shareholder value; and

•                  the Revised Offer is not a permitted bid under Petaquilla’s existing Shareholder Rights Plan.

The full text of the reasons provided in the Directors’ Circular is incorporated by reference into this Notice of Change, mutatis mutandis.

THE FACTS ABOUT PETAQUILLA

As described in detail in the Directors’ Circular and this Notice of Change, the Board believes that the Revised Offer does not reflect Petaquilla’s current value, or the value of its substantial growth prospects. The Board urges Shareholders to consider the following facts that were, among others, considered by the Board in reaching such determination.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

Production Expertise, Wealth Creation and Improving Financial Performance

•                  Petaquilla brought the Molejón Project into production in April 2009; commencing commercial production in January 2010, as the first mining operation in Panama in modern times.

•                  Petaquilla Copper Ltd. was successfully spun out to Shareholders in 2007, and was subsequently acquired by Inmet in 2008 for an aggregate price of approximately $383 million.

•                  The Corporation has experienced sustained operating and financial performance improvements, with its financial highlights for the 2012 fiscal year demonstrating a positive trajectory, including:

•                  Established low cost gold producer at $574/oz.;

•                  Production: 69,500 ounces (22.8% improvement over 2011fiscal year);

•                  Revenue: $94.3 million (31.5% improvement over 2011 fiscal year);

•                  EBITDA: $24.0 million (compared to $6.2 million in 2011fiscal year); and

•                  CAPEX: $24.3 million (compared to $18.0 million in 2011 fiscal year).

New Opportunities to Unlock Value for Shareholders

•                  Petaquilla has developed a core expertise in infrastructure development, including developing roads, bridges, power generation facilities, lodging facilities and general construction, which the Corporation believes will prove vital to the development of the Panamanian mining industry and civil infrastructure.

•                  As announced earlier this year, Petaquilla remains in the process of spinning out its infrastructure business to Petaquilla shareholders, including seeking a public listing for PDI.

•                  Completion of its proposed Notes offering will enable Petaquilla, among other things, to retire approximately US$75 million of forward sales contracts and to release related security interests that will enable the Corporation to commence the formal implementation of the PDI spin out.

Geographical Diversification and Resource Pipeline

•                  The Corporation has geographically diversified gold reserves and resources based in the stable mining jurisdictions of Panama, Spain and Portugal, with, as of January 2011, a gold equivalent reserves base of over 870,000 ounces and a resource base of 1.4 million gold equivalent ounces.

•                  In 2011, in order to achieve geographical diversification, Petaquilla acquired Iberian Resources Corp. and its Lomero-Poyatos project in Spain, which includes gold, silver, copper and zinc deposits.

•                  Petaquilla also has the newly declared gold/copper deposit of Botija Abajo in Panama (reserves of 214,128 equivalent gold ounces) and has commenced extensive drilling on the Oro del Norte concession in Panama and on the Banjas concession in Portugal.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

Expanding Production Capacity

•                  Petaquilla is targeting production of 130,000 – 140,000 gold equivalent ounces by 2014.

•                  Production will be advanced through an expansion of capacity at the Molejón Project, with a fourth ball mill and enhanced processing capacity resulting in an expected monthly production increase of approximately 30%, with commissioning of the mill as early as the current fiscal quarter.

•                  Petaquilla is taking steps to obtain a NI 43-101-compliant feasibility study for the Lomero-Poyatos project in 2013, which will allow the project’s current resources to be upgraded to reserves. The Corporation is currently on schedule to commence underground mining at this site in 2014. Petaquilla currently expects to produce an additional 20,000 gold ounces per quarter as a result, with potential for open pit mining production at over 50,000 gold ounces per quarter.

Prudent Financial Management

•                  In July 2012, Petaquilla announced that it would seek to raise US$210 million by way of issuance of Notes, with the proceeds of such Notes primarily used to:

•                  pay out and terminate Petaquilla’s obligations under its existing prepaid forward mineral contracts, enabling it to complete the spin-out of its infrastructure business and release $1,290/ounce cap on approximately 25% of monthly gold sales;

•                  finance capital expenditures related to its mines in Panama and Spain;

•                  fund a cash investment in PDI in connection with the spin out of the infrastructure business.

Land Rights Crucial to Inmet’s Cobre Panama Project

•                  MPSA, a subsidiary of Inmet, has applied to lease 7,500 hectares adjacent to its Cobre Panama project, including lands falling within the La Esperanza, Rio Belencillo and San Juan concessions, where Petaquilla has prior rights, which Inmet has repeatedly represented to the Government of Panama are critical for the development of its Cobre Panama project.

•                  As acknowledged by Inmet in its Notice of Variation, Panamanian authorities continue to affirm Petaquilla’s concession rights adjacent to Inmet’s Cobre Panama project, and continue to reject Inmet’s petitions and claims, most recently in decisions by ANATI and the National Directorate in October 2012.

•                  Petaquilla’s land rights have been affirmed in each of the La Esperanza, San Juan and Rio Belencillo concessions.

A Record of Environmental Stewardship

•                  Petaquilla has an industry-leading environmental management track record, and has been publicly certified by the Panamanian authorities and the International Cyanide Management Institute in Washington, D.C.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

SUMMARY OF THE UPDATED UBS OPINION

Petaquilla entered into an engagement letter dated September 18, 2012 with UBS pursuant to which, among other things, UBS agreed to provide Petaquilla with an opinion, from a financial point of view, regarding the consideration offered to the Petaquilla Shareholders pursuant to the Revised Offer. In a meeting of the Board held on October 26, 2012, UBS delivered its oral opinion, subsequently confirmed in writing to the Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the consideration offered to the holders of the common shares of Petaquilla pursuant to the Revised Offer was inadequate, from a financial point of view, to the holders of the common shares of Petaquilla other than Inmet and its affiliates (the “Updated UBS Opinion”).  The full text of the Updated UBS Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications in connection with the opinion, is attached to this Notice of Change as Schedule “A”. The Updated UBS Opinion is not intended to be and does not constitute a recommendation to any Shareholder as to whether any Shareholder should tender its common shares of Petaquilla under the Revised Offer or any other matter. The Updated UBS Opinion was one of a number of factors taken into consideration by the Board in considering the Revised Offer. This summary of the Updated UBS Opinion is qualified in its entirety by reference to the full text of the Updated UBS Opinion and Shareholders are urged to read the Updated UBS Opinion in its entirety.

The Updated UBS Opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of the Updated UBS Opinion.  UBS has disclaimed any undertaking or obligation to amend or update the Updated UBS Opinion or to advise any person of any change in any fact or matter affecting the Updated UBS Opinion of which UBS may become aware after the date of the Updated UBS Opinion.  In the event that there is any material change in any fact or matter affecting the Updated UBS Opinion after the date of the opinion, UBS has reserved the right to change (but has no obligation to), modify or withdraw the Updated UBS Opinion.

UBS has acted as financial advisor to Petaquilla and the Board in connection with the Offer and the Revised Offer.  Under its engagement letter with UBS, Petaquilla has agreed to pay UBS a fee for UBS’s services, a portion of which is payable in connection with the UBS Opinion and Updated UBS Opinion and a significant portion of which is contingent upon certain events, including the closing of the Revised Offer or an alternative acquisition transaction.  The Board took this fee structure into account when considering the Updated UBS Opinion.  In addition, Petaquilla has agreed to reimburse UBS for the expenses reasonably incurred by UBS in connection with its engagement and to indemnify UBS and certain related persons in respect of certain liabilities that might arise out of its engagement. Neither UBS nor any of its affiliates is an insider, associate or affiliate of Petaquilla or Inmet.

INTENTIONS WITH RESPECT TO THE REVISED OFFER

Each of the directors and officers of Petaquilla has indicated that he or she has not tendered and does not currently intend to tender any of his or her Common Shares to the Revised Offer. To the knowledge of the directors and officers of Petaquilla, after making reasonable enquiries, no associate or affiliate of Petaquilla, no insider of Petaquilla nor any of such insider’s associates or affiliates, and no person or company acting jointly or in concert with Petaquilla, has indicated that they have tendered or currently intend to tender any of their Common Shares to the Revised Offer.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

MATERIAL CHANGES IN THE AFFAIRS OF THE CORPORATION

Except as otherwise described or referred to in this Notice of Change, the Directors’ Circular or as otherwise publicly disclosed, none of the directors or officers of Petaquilla is aware of any information that indicates any material change in the affairs or prospects of Petaquilla since the date of its last published financial statements, being its condensed interim financial statements for the three months ended August 31, 2012.

OTHER INFORMATION

Except as disclosed in the Inmet Circular, the Notice of Variation, the Directors’ Circular, this Notice of Change or otherwise publicly disclosed, there is no information or matter that is known to the Board that would reasonably be expected to affect the decision of Shareholders to accept or reject the Revised Offer.

STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of Petaquilla with, in addition to any other rights that may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders.  However, such rights must be exercised within prescribed time limits.  Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF NOTICE OF CHANGE TO THE DIRECTORS’ CIRCULAR

The contents of this Notice of Change have been approved and the delivery hereof has been authorized by the Board.

REJECT THE INADEQUATE INMET OFFER; DO NOT TENDER YOUR SHARES

For any questions or requests for assistance, including for more information on how to withdraw your Petaquilla shares, please contact CST Phoenix Advisors at 1-800-332-6309 (North American Toll Free Number) or by e-mail at inquiries@phoenixadvisorscst.com

CONSENT

To:                             The Board of Directors of
Petaquilla Minerals Ltd.

We refer to the opinion letter dated October 26, 2012 (the “Updated UBS Opinion”), which we prepared for the Board of Directors of Petaquilla Minerals Ltd. (“Petaquilla”) in connection with the notice of variation dated October 25, 2012 to the offer and circular of Inmet Mining Corporation dated September 27, 2012 and the related letter of transmittal and notice of guaranteed delivery.

We consent to the inclusion of the Updated UBS Opinion set out as Schedule “A” and to the reference to the Updated UBS Opinion included under the headings “Recent Developments” and “Summary of the Updated UBS Opinion” in the notice of change dated October 29, 2012 to the directors’ circular of Petaquilla dated October 15, 2012.  In providing our consent, we do not intend that any person other than the Board of Directors of Petaquilla be entitled to rely upon our Updated UBS Opinion.

(Signed) UBS SECURITIES CANADA INC.

Toronto, Ontario

October 29, 2012

CERTIFICATE

DATED:  October 29, 2012

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

(Signed) Richard Fifer Director	(Signed) David Kaplan Director

SCHEDULE “A”

OPINION OF UBS SECURITIES CANADA INC.

UBS Securities Canada Inc. BCE Place 161 Bay Street Suite 4100, P.O. Box 617 Toronto, Ontario M5J 2S1 Tel: 416-350-2201 Fax: 416-364-9296

October 26, 2012

The Board of Directors

Petaquilla Minerals Ltd.

Suite 1230, 777 Hornby Street

Vancouver, BC Canada V6Z 1S4

Canada

Dear Members of the Board of Directors:

UBS Securities Canada Inc. (“UBS”) understands that Inmet Mining Corporation (the “Offeror”) has amended its offer (the “Offer”) to purchase all of the outstanding common shares of Petaquilla Minerals Ltd. (the “Company”) to provide for an increased consideration per common share of, at the election of the holder, (a) 0.0118 of a common share of the Offeror and $0.001 in cash, or (b) a cash amount that is greater than $0.001 but not more than $0.60, and, if such elected cash amount is less than $0.60, that number of common shares of the Offeror equal to the excess of $0.60 over the elected cash amount, divided by $50.82 (together with option (a), the “Consideration”), upon the terms and conditions set forth in the offer and circular of the Offeror dated September 27, 2012 and the related letter of transmittal and notice of guaranteed delivery, as amended by a notice of variation of the Offeror dated October 25, 2012 (collectively, the “Offer Documents”).

You have requested UBS’s opinion as to the adequacy, from a financial point of view, of the Consideration offered to the holders of the common shares of the Company other than the Offeror and its affiliates (the “Public Shareholders”) pursuant to the Offer.

UBS has acted as financial advisor to the Board of Directors of the Company (the “Board of Directors”) in connection with the Offer and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon certain events, including the closing of the Offer or an alternative acquisition transaction. In addition, the Company has agreed to reimburse UBS for the expenses UBS reasonably incurs in connection with its engagement and to indemnify UBS and certain related persons in respect of certain liabilities that might arise out of UBS’s engagement. Neither UBS nor any of its affiliates is an insider, associate or affiliate of the Company or the Offeror. In the past two years, other than its engagement as financial advisor to the Board of Directors in respect of the Offer, UBS has not entered into any agreement or understanding with either the Company or the Offeror regarding the provision of investment banking advisory services for which UBS or its affiliates has received or would in the future receive compensation. However, in the future, UBS may, in the ordinary course of business, provide investment banking advisory services to either the

UBS Securities Canada Inc. is a subsidiary of UBS AG.

UBS Securities is a financial services group of UBS AG

Company or the Offeror. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and the Offeror and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

UBS’s opinion does not address the relative merits of the Offer or any related transaction as compared to other business strategies or transactions that might be available to the Company. UBS’s opinion does not constitute a recommendation as to whether any shareholder should tender its shares under the Offer or any other matter. At your direction, UBS has not been asked to, nor does UBS, offer any opinion as to the terms and conditions, other than the Consideration to the extent expressly specified herein, of the Offer Documents or any related documents or the form of the Offer or any related transaction. You have not requested that UBS provide a formal valuation (within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Ontario Securities Commission and the Autorité des marchés financiers of Québec) of the Company or any of its respective securities or assets, and UBS’s opinion should not be construed as such. In addition, UBS expresses no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of the Company or the Offeror, or any class of such persons, relative to the Consideration. UBS expresses no opinion as to what the value of the common shares of the Offeror will be if and when issued pursuant to the Offer or the price at which common shares of the Company or the Offeror will trade at any time. In rendering this opinion, UBS has assumed that the Offer will be consummated in accordance with the terms of the Offer Documents. UBS has also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer will be obtained without any material adverse effect on the Company, the Offeror or the Offer.

In arriving at its opinion, UBS has, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and the Offeror, including various mining technical reports regarding certain of the Company’s mining projects; (ii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed UBS to utilize for purposes of its analysis; (iii) conducted discussions with members of the senior management of the Company concerning the businesses and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies UBS believes to be generally relevant; (v) compared the financial terms of the Offer with the publicly available financial terms of certain other transactions UBS believes to be generally relevant; (vi) reviewed current and historical market prices of the common shares of the Company and of the Offeror; (vii) considered selected relevant research publications published by equity research analysts regarding the Company and the Offeror; (viii) considered the impact of various commodity pricing assumptions on the Company; (ix) reviewed the Offer Documents; (x) reviewed the directors’ circular of the Company dated October 15, 2012 relating to the Offer and a draft of a notice of change to the directors’ circular of the Company to be dated October 29, 2012 relating to the Offer; (xi) relied upon an officers’ certificate dated October 26, 2012 from the Executive Chairman and the Chief Executive Officer of the Company regarding certain matters; (xii) had discussions with management and other representatives of the Company and the Board of Directors, the Company’s legal advisors and the Company’s auditors; and (xiii) conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with your consent, UBS has assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of this opinion. In addition, with your consent, UBS has not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or the Offeror, nor has UBS been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, UBS has assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. In addition, UBS has assumed with your approval that the financial forecasts and estimates referred to above will be achieved at the times and in the amounts projected. UBS’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date hereof.

UBS was not engaged to review any legal, tax, regulatory or accounting aspects of the Offer, nor was it retained to provide any legal, tax, regulatory or accounting advice to the Company. UBS has relied upon, without independent verification, the assessment by the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters.

Based upon and subject to the foregoing, it is UBS’s opinion that, as of the date hereof, the Consideration offered to Public Shareholders pursuant to the Offer is inadequate, from a financial point of view, to the Public Shareholders.

This opinion is provided solely for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Offer and may not be disclosed to (except as specifically provided for in the engagement agreement between

UBS and the Company) or relied upon by any third party (including any shareholder of the Company) or used for any other purpose. UBS disclaims any undertaking or obligation to amend or update this opinion or to advise any person of any change in any fact or matter affecting this opinion of which UBS may become aware after the date hereof. In the event that there is any material change in any fact or matter affecting this opinion after the date hereof, UBS reserves the right to change (but has no obligation to), modify or withdraw this opinion.

Very truly yours,

/s/ UBS Securities Canada Inc.

UBS SECURITIES CANADA INC.

YOU SHOULD REJECT THE REVISED OFFER BY INMET AND NOT TENDER YOUR PETAQUILLA COMMON SHARES

If you have tendered your Common Shares into the Revised Offer, the Board recommends that you WITHDRAW them immediately, ensuring that you allow sufficient time to complete the withdrawal process prior to the expiry of the Revised Offer

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO
PETAQUILLA’S INFORMATION AGENT:

CST Phoenix Advisors

North American Toll Free Number:

1-800-332-6309

Banks, Brokers and collect calls: 201-806-2222

Email: inquiries@phoenixadvisorscst.com

Petaquilla shareholders are encouraged and should regularly visit our website for current and up to date information at www.petaquilla.com

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

(1) Reports that, in accordance with Canadian requirements, must be made publicly available in connection with the tender offer, but need not be disseminated to shareholders.

Exhibits

1.1                                        Press release, dated October 15, 2012**

1.2                                        Cover Letter to Directors’ Circular, dated October 15, 2012**

1.3                                        Press release, dated October 29, 2012

(2)                                         Not applicable

(3)                                         Not applicable

** Previously filed with Petaquilla Minerals Ltd.’s Schedule 14D-9F on October 15, 2012.

PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

1.                             Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.                             Consent to Service of Process

(a)                    At the time of filing the Original Schedule 14D-9F, the person so filing filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)                   Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F/A or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PETAQUILLA MINERALS LTD.

Dated: October 29, 2012	By:	/s/ Joao C. Manuel

Joao C. Manuel

Chief Executive Officer